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                    [LAW OFFICE OF GREGORY BARTKO LETTERHEAD]

December 8, 2000

Richard K. Wulff, Assistant Director
Office of Small Business
Division of Corporation Finance, Mail Stop 3-4
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      ColorSmart.com, Inc.
         Registration Statement on Form SB-2
         File No. 333-92191

Dear Mr. Wulff:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, ColorSmart.com, Inc. (the "Company") hereby applies for an order granting the immediate withdrawal of its registration statement on Form SB-2 (File No. 333-92191), together with all exhibits and amendments thereto. The registration statement was originally filed with the Securities and Exchange Commission on December 6, 1999, and amended on December 29, 1999, February 23, 2000, and May 17, 2000.

The reasons for the request for withdrawal are the restructuring of the acquisitions described in the registration statement and the Company's termination of its underwriting agreement with Nutmeg Securities, Ltd. No securities have been sold under the registration statement and no selling efforts were made by the underwriter. No preliminary prospectuses were delivered to prospective investors by the underwriter or the Company.

Accordingly, we hereby request that an order granting withdrawal of the registration statement be issued by the Securities and Exchange Commission as soon as possible.

Sincerely,

/s/ Gregory Bartko
Gregory Bartko, Esq.

Cc:      Roger Finchum, Sr.
         Bill Underhill
         A. Jared Silverman, Esq.
         Edward H. Burnbaum, Esq
         Arthur Marcus, Esq.